FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 27 July 2007


                               File no. 0-17630


                             CRH - Directorate Change



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).


This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3
(No.333-137106-01) and Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430,
333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.


Enclosure: Directorate Change



                                    CRH plc



27th July 2007


Pursuant to paragraph 6.6.13 of the Listing Rules, CRH plc hereby notifies the following in relation to Prof. Utz-Hellmuth Felcht who was appointed a Director of the Company on 25th July 2007:


(a) In the last 5 years Prof. Felcht has been a director of the following publicly quoted companies:


Current:

CIBA AG

Past:

Degussa AG


(b) there are no details requiring disclosure for Prof. Felcht under paragraph 6.6.13 (2) to (6).





Contact:



Angela Malone
Company Secretary
Tel: 00 3531 6344340


                                  SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  27 July 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director